UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

RPC, Inc.

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

749660 10 6

(CUSIP Number)

Robert F. Dow
171 17th Street NW
Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8706

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,826,368***
8	Shared Voting Power 57,990,025*
9	Sole Dispositive Power 1,826,368***
10	Shared Dispositive Power 57,990,025*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,816,393*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 61.4 percent*
14	Type of Reporting Person IN

*
Does not include 99,880** shares of the Company held by his wife. Includes 57,537,985** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC ("General Partner"), a Georgia limited liability company, is the general partner, and 178,800** shares held by RFT Investment Company, LLC (“RFT”). The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee. LOR, Inc. is the manager of the General Partner and the manager of RFT. Also includes 273,240** shares of common stock in two trusts of which he is Co-Trustee and as to which he shares voting and investment power. Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***
Includes 7,290** shares of common stock held as Trustee, Guardian, or Custodian for his children. Also includes options to purchase 337,500 shares, which are currently exercisable or will become exercisable within 60 days of the date hereof, and 97,500 shares of restricted stock.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,431,950***
8	Shared Voting Power 57,990,025*
9	Sole Dispositive Power 2,431,950***
10	Shared Dispositive Power 57,990,025*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,421,975*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 62.2 percent*
14	Type of Reporting Person IN

*
Does not include 202,513** shares of the Company held by his wife. Includes 57,537,985** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC ("General Partner"), a Georgia limited liability company, is the general partner, and 178,800** shares held by RFT Investment Company, LLC (“RFT”). The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee. LOR, Inc. is the manager of the General Partner and the manager of RFT. Includes 273,240** shares of common stock in two trusts of which he is Co-Trustee and as to which he shares voting and investment power. Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Includes 152,874 shares of Company Common Stock held as Trustee, Guardian or Custodian.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 57,537,985*
8	Shared Voting Power 0
9	Sole Dispositive Power 57,537,985*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,537,985*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.2 percent
14	Type of Reporting Person PN

*
Adjusted to reflect the three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 57,537,985*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 57,537,985*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,537,985*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.2 percent
14	Type of Reporting Person OO

*
Includes 57,537,985 shares owned by RFPS Management Company II, L.P. (the “Partnership”). The reporting person is the general partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest. Adjusted to reflect the three-for-two stock split(s): effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 57,537,985*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 57,537,985*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,537,985*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.2 percent
14	Type of Reporting Person PN

*
Includes 57,537,985 shares owned by RFPS Management Company II, L.P. (the “Partnership”). The reporting person is a limited partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest. Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005, October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC, 00, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 57,716,785*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 57,716,785*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,716,785*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.4 percent
14	Type of Reporting Person CO

*
Includes 57,537,985 shares owned by RFPS Management Company II, L.P. (the “Partnership”), and 178,800** shares held by RFT Investment Company LLC (“RFT”). The reporting person is the manager of the General Partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest. Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 57,537,985*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 57,537,985*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,537,985*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.2 percent
14	Type of Reporting Person OO

*
Includes 57,537,985 shares owned by RFPS Management Company II, L.P. (the “Partnership”). The reporting person is the general partner of the limited partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest. Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005, effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFT Investment Company LLC.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 178,800*
8	Shared Voting Power 0
9	Sole Dispositive Power 178,800*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 178,800*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.4 percent
14	Type of Reporting Person OO

*
Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D relates to the Common Stock, $.10 par value, of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 (“Amendment 1”) filed on March 5, 1996, Amendment No. 2 ("Amendment 2") filed on January 10, 2003, Amendment No. 3 (“Amendment 3”) filed on May 1, 2003, and Amendment No.4 filed on October 14, 2003 (as amended, the “13D”). The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Item 2. Identity and Background

1.	(a) R. Randall Rollins is a person filing this statement.

(b) 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c) Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. Chairman of the Board of Marine Products, Inc., engaged in the business of boat manufacturing. Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d) None.

(e) None.

(f) United States.

2.	(a) Gary W. Rollins is a person filing this statement.

(b) 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c) President and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d) None.

   (e) None.

(f) United States.

3.	(a) RFPS Management Company II, L.P. is a reporting person filing this statement.

(b) c/o RFA Management Company, LLC, 2801 Buford Highway N.E., #470, Atlanta, Georgia 30329.

(c) A Georgia limited partnership.

(d) None.

   (e) None.

4.	(a) RFA Management Company, LLC is a reporting person filing this statement.

(b) RFA Management Company, LLC, 2801 Buford Highway N.E., #470, Atlanta, Georgia 30329.

(c) A Georgia limited liability company.

(d) None.

(e) None.

5.	(a) RFPS Investments II, L.P. is a reporting person filing this statement.
(b) c/o RFA Management Company, LLC, 2801 Buford Highway N.E., #470, Atlanta, Georgia 30329.

(c) A Georgia limited partnership.

(d) None.

   (e) None.

6.	(a) LOR, Inc. is a reporting person filing this statement.

(b) c/o RFA Management Company, 2801 Buford Highway N.E., #470, Atlanta, Georgia 30329.

(c) A Georgia corporation.

(d) None.

(e) None.

7.	(a) LOR Investment Company, LLC is a reporting person filing this statement.

(b) c/o RFA Management Company, 2801 Buford Highway N.E., #470, Atlanta, Georgia 30329

(c) A Georgia limited liability company.

(d) None.

(e) None.

8. (a) RFT Investment Company LLC is a reporting person filing this statement.

(b) c/o RFA Management Company, 2801 Buford Highway N.E., #470, Atlanta, Georgia 30329.

(c) A Georgia limited liability company.

(d) None.

(e) None.

Item 3. Source and Amount of Funds or Other Consideration

See 13D. RFT has purchased the following shares in open market purchases: on December 11, 2006, RFT purchased 91,200 shares at $15.40107 per share, and on December 12, 2006, RFT purchased 87,600 shares at $15.5657 per share. RFT used working capital as well as funds advanced from other reporting persons in this 13D. Other transactions subsequent to October 10, 2003, are listed on Exhibit B attached hereto and incorporated herein by this reference. As described on Exhibit B, R. Randall Rollins received grants of restricted stock from the Company for compensatory purposes in his role as an executive officer. All other involved gifts or transfers for which no consideration was given and, thus, no price is listed on Exhibit B.  All transactions were effected in Atlanta, Georgia.

Item 4. Purpose of Transaction

See 13D and Item 3 above. The shares were acquired for investment purposes. The reporting persons currently intend to hold the shares for investment. The open market transactions complied with Rule 10b-18 of the Securities and Exchange Commission.

(a) The reporting persons may make additional open market purchases from time to time. These purchases may be made through entities controlled by the Reporting Persons, including the other Reporting Persons in this 13D.

(b) - (j) None.

Item 5. Interest in Securities of the Issuer

(a)-(b) See 13D, and the cover pages to this Amendment.

(c) See Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

(B) List of transactions

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY II, L.P.

RFT INVESTMENT COMPANY LLC

RFA MANAGEMENT COMPANY, LLC

RFPS INVESTMENTS II, L.P.

LOR INVESTMENT COMPANY, LLC

By: LOR, Inc., Manager

By: /s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., its: Assistant Secretary

LOR, INC.

By: /s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., its: Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

By: /s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., attorney-in fact

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY II, L.P.

RFT INVESTMENT COMPANY LLC

RFA MANAGEMENT COMPANY, LLC

RFPS INVESTMENTS II, L.P.

LOR INVESTMENT COMPANY, LLC

By: LOR, Inc., Manager

By: /s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., its: Assistant Secretary

LOR, INC.

By: /s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., its: Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

By: /s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., attorney-in fact

EXHIBIT B

SUMMARY OF TRANSACTIONS

A. Randall Rollins (“RRR”):

	Date	Shares[1]	A/D2	Description

1.	12/30/03	100,389	D	Gift of stock to family members.

2.	04/27/04	67,500	A	Grant of restricted stock.

3.	12/30/04	44,145	D	Gift of stock to family members.

4.	12/29/05	19,260	D	Gift of stock to family members.

5.	01/24/06	30,000	A	Grant of restricted stock.

1Adjusted to reflect the following three-for-two stock split(s): effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

2A = Acquired; D = Disposed of

SUMMARY OF TRANSACTIONS

B. Gary W. Rollins (“GWR”):

	Date	Shares[1]	A/D2	Description

1.	12/20/03	93,696	A	GWR became the custodian or guardian
				for shares held by a family member.

2.	12/30/04	41,202	A	GWR became the custodian or guardian
				for shares held by a family member.

3.	12/29/05	17,976	A	GWR became the custodian or guardian
				for shares held by a family member.

1Adjusted to reflect the following three-for-two stock split(s): effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; and effective November 10, 2006, paid December 11, 2006.

2A = Acquired; D = Disposed of